

April 5, 2012

Via E-mail
E. Mark Rajkowski
Chief Executive Officer and Director
Monaco SpinCo Inc.
4571 Hempstead Station Drive
Kettering, OH 45429

> **Re: Monaco SpinCo Inc.**
> **Form 10-12G**
> **Filed March 20, 2012**
> **File No. 000-54625**

Dear Mr. Rajkowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your Form 10 incorporates by reference from Exhibit 99.1 information contained in the proxy statement/prospectus-information statement constituting part of Amendment No. 3 to the Registration Statement on Form S-4 of ACCO Brands Corporation ("ACCO"). We also note that the proxy statement/prospectus-information statement has been revised subsequent to the filing of Amendment No. 3. Please refile as Exhibit 99.1 the most current version of the proxy statement/prospectus-information statement that you intend to give to stockholders of MeadWestvaco Corporation prior to the consummation of the spin-off.

2. In addition, we note your Form 10 incorporates by reference from Exhibit 99.3 an amendment to the Form 10-K of ACCO. We note this exhibit represents Amendment No. 1 to ACCO's Form 10-K filed on March 15, 2012, which contains Part III information only. Please revise to also file as an exhibit and incorporate by reference Amendment No. 2 to ACCO's Form 10-K filed on March 20, 2012.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 3

3. Please revise this section to also incorporate by reference the "Historical Market Price and Dividend Information of ACCO Common Stock" section of the proxy statement/prospectus-information statement.

Item 12. Indemnification of Directors and Officers, page 3

4. Please revise this section to also incorporate by reference the "Description of Spinco Capital Stock-Limitation of Liability of Directors; Indemnification of Directors" section of the proxy statement/prospectus-information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

E. Mark Rajkowski
Monaco SpinCo Inc.
April 5, 2012
Page 3

   You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

         Sincerely,

         /s/ Justin Dobbie

         Justin Dobbie
         Legal Branch Chief

cc: <u>Via E-mail</u>
   Gregory E. Ostling, Esq.